Exhibit 3 (i)

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

HYDRON TECHNOLOGIES, INC.

Under Section 805 of the Business Corporation Law

__________________________________________________

Pursuant to the provisions of Sections 502 and 805 of the Business Corporation Law, Hydron Technologies, Inc. does hereby certify that:

FIRST:    The name of the Corporation is Hydron Technologies, Inc. (hereinafter the “Corporation”).

SECOND:    The Certificate of Incorporation of the Corporation was filed by the Department of State of New York on January 30, 1948 under the name “Oral-Craft, Inc.,” with subsequent name-change Certificates of Amendment thereto having been filed on January 7, 1970 and July 30, 1993, changing the name of the Corporation as of such dates to “Dento-Med Industries, Inc.” and “Hydron Technologies, Inc,” respectively.

THIRD:    The Certificate of Incorporation is hereby amended by the addition of the following new subparagraph 3.2.1 of Article 3 setting forth the number, designations, relative rights, preferences and limitation of a new series of Series A Preferred Stock, par value $.01 share, as fixed by the Board of Directors of the Corporation pursuant to the authority vested in it by Article 3 of the Certificate of Incorporation of the Corporation:

3.2.1   Series A Preferred Shares. Of the 5,000,000 authorized Preferred Shares, 15,000 Preferred Shares shall be designated Series A Preferred Shares (the “Series A Preferred”), with the following rights, preferences, powers, privileges, restrictions, qualifications and limitations:

(a)    Dividends. The holders of record of the shares of the Series A Preferred (“Series A Holders”) shall be entitled to receive preferential cumulative dividends payable in cash, if, when and as declared by the Board of Directors out of funds legally available therefore, payable exclusively from funds received directly or indirectly from royalties paid (“Royalty Payments”) pursuant to that certain agreement (the “Agreement”) originally between GP Strategies Corporation (f/k/a National Patent Development Corporation) and the Corporation as amended from time to time, whether in the form of direct payments to the Corporation or indirect receipt of distributions made by Hydron Royalty Partners Ltd., LLLP (the “Partnership”), its successors or assigns from funds received in payment of royalties paid under the Agreement. Series A Holders are not entitled to dividends paid from any other source.

(b)    Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each of the then Series A Holders shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the Common Stock or any other class or series of capital stock ranking on liquidation, dissolution or winding up junior to the Series A Preferred by reason of their ownership thereof, an amount per share of the Series A Preferred equal to the Series A Stated Amount (as hereinafter defined), plus any and all accrued and unpaid dividends. The “Series A Stated Amount” shall mean one-hundred dollars ($100) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred.

(c)    Voting Rights. Except as set forth herein, or otherwise provided by law, Series A Holders will have no voting rights.

(d)    Series A Preferred Protective Provisions. At any time when shares of Series A Preferred are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least two-thirds (2/3) of the then outstanding shares of Series A Preferred except to the extent otherwise required by law or by other provision of the Certificate of Incorporation, given in writing or by vote at a meeting, consenting or voting (as the case may be):

a.

liquidate, dissolve or wind-up the business and affairs of the Corporation, or a effect a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation , or consent to any of the foregoing;

b.

amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred, including without limitation, the Preferred Holders entitlement to Royalty Payments;

c.

create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (x) entitled to receive dividends or other distributions payable from funds directly or indirectly derived from royalties payable under the Agreement and (y)unless any such class or series of capital stock ranks junior to the Series A Preferred with respect to the distribution of assets on the liquidation, dissolution, or winding up of the Corporation; or increase the authorized number of shares of Series A Preferred;

d.

sell, transfer, encumber, hypothecate or otherwise dispose of the Corporation’s right to receive the 50.001% interest in the Royalty Payments payable pursuant to the Agreement, whether held directly or indirectly by ownership of a partnership interest in the Partnership, or take any action, including voting as General Partner or otherwise voting its partnership interest for any matter which would if adopted adversely affect the Corporation’s entitlement to receive Royalty Payments; or

e.

sell (including by merger), transfer, encumber, hypothecate or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary by sale, exchange, merger or otherwise.

(e)    Redeem or Otherwise Acquired Shares. Any shares of Series A Preferred that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred, except with the consent of not less than 2/3rd of the outstanding shares of Series A Preferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the Series A Holders following redemption.

FOURTH:     The Certificate of Amendment was authorized by vote of the board of directors in accordance with the Certificate of Incorporation and Section 502 of the Business Corporation Law.

IN WITNESS WHEREOF, we have subscribed this Certificate this __ day of July, 2008.

/s/ Richard Banakus

Richard Banakus, Chairman and Interim President